WNS Announces Neeraj Bhargava to Transition from CEO to Strategic Advisor Role During Second
Half of 2009

Company to initiate global search for Chief Executive Officer

NEW YORK AND MUMBAI, India— January 27, 2009—WNS (Holdings) Limited (NYSE:WNS), a leading provider of global business process outsourcing (BPO) services, today announced that co-founder and Group Chief Executive Officer Neeraj Bhargava will transition to the role of Strategic Advisor to the company, and will continue in his current role of Group Chief Executive Officer until such time that a successor is appointed. This transition is expected to take place in the second half of 2009.

The company has highlighted the following points regarding this announcement:

•	Bhargava will remain in his current role until the Board of Directors has identified a successor

•	Upon the appointment of a new Chief Executive Officer, Bhargava will transition into a Strategic Advisor role

•	Bhargava will remain on the Board of Directors

“I have been with WNS since its inception and have spent the past five years as the CEO. I have worked closely with WNS’s Board of Directors, employees, clients, advisors and partners to achieve tremendous growth during this time, and I am deeply grateful for the considerable support that I have always received,” said Bhargava. “At this point, I am ready to take on a less intensive role, transitioning from an operating executive to an advisor and I look forward to supporting my successor to continue WNS’s path of exceptional growth.”

Starting his career with WNS as co-founder, President and CFO in 2002, Bhargava was appointed Group Chief Executive in December, 2003. During this time, the company was transformed from a British Airways captive operation to a leading global BPO company serving over 200 clients today. In 2006, under Bhargava’s leadership, the company became the first Indian-heritage BPO company to successfully complete a listing on the New York Stock Exchange.

“Neeraj Bhargava has demonstrated an extraordinary passion for WNS, the company he co-founded and essentially built from scratch,” said Ramesh Shah, Chairman. “He led the company’s IPO and guided WNS to its current position as a leading global provider of business process outsourcing services. We applaud Neeraj for his many contributions to WNS and look forward to his continued counsel as we select the company’s next leader.”

During the search for a successor, Bhargava and his management team will remain fully focused on business as usual, continuing the drive for strong company performance; the successful integration of recent acquisitions; employee growth and development; and ensuring superior client service.

The Board will conduct a global executive search to select the chief executive who will take WNS to the next stage of its development by accelerating its growth and profitability.

Conference Call

WNS will host a conference call for investors and analysts on January 27, 2009 at 8 am (ET) to discuss this announcement. To participate, callers can dial: 1-800-901-5241; international dial-in 1-617-786-2963; participant passcode 24960116. A replay will also be made available online at www.wns.com for a period of three months beginning two hours after the end of the call.

About WNS
WNS is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enable WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.

Media Contacts:

Anurag Mehrotra
Anurag.Mehrotra@wnsgs.com
+91-9920106509

Josh Passman
Jpassman@cjpcom.com
+1-212-279-3113 ext. 203

Investor Contact:

Alan Katz
Alan.Katz@wnsgs.com
+1-212-599-6960 x241